

TRICELL Inc
33 Lawton Congleton
Cheshire
CW12 1RU

May 18, 2007

Jessica Brberich
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

> Re: Tricell, Inc.
> Form 10-K for the year ended December 31, 2005
> Filed April 18, 2006
> Form 10-Q for the quarter ended September 30, 2006
> File No. 000-50036

Dear Jessica Barberich

We have received your letter dated April 5, 2007, containing comments on the above referenced documents.

We acknowledge that the adequacy and accuracy of the disclosure in the filing is the responsibility of the registrant and that staff comments or changes to disclosure in response to staff comments in the proposed disclosure in the above noted filings do not foreclose the Commission from taking any action with respect to the filing. We also represent that the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Following please find our responses, numbered to correspond to each of your comments. Please note that we are not providing an amended Form 10-K at this time because we would prefer to only file one such amendment once we satisfy all of the Commission's comments, which we hope to achieve very shortly.

Please feel free to contact me if you have any questions or require any further information regarding these matters.

Sincerely,



Neil Pursell
Chief Financial Officer

Phone: +44 (0)1260 291880
Fax +44 (0)1260 291881
Email: neil.pursell@tricellinc.com
Web: www.tricellinc.com

Form 10-K for the year ended December 31, 2005

Item 1 – Business

Discount Internet Supply Channel Limited, page 5

1. We will in future filings expand our disclosure to state that we are currently seeking a declaratory judgement invalidating the shares.

Form 10-Q for the quarter ended September 30, 2006

Note 4 – Related Party Transactions; Material Acquisitions

2. Related to the allocation of purchase price consideration the Company did consider NJJ's customer lists. Tricell already did business with many of the same customers and suppliers in local markets as NJJ did at the time of acquisition. NJJ did have a larger presence with these customers for international transactions, but Tricell also could have started to push into those markets as well with the same customers. NJJ and Tricell are both companies that have a major presence in the same line of business with brokers looking to do business with entities such as NJJ and Tricell that have the best pricing and availability of the product they need when it is needed. As Tricell was already doing business with the vast majority of NJJ's customers in differing markets and there were no long-term contracts or commitments with customers NJJ's customer list was not considered an intangible asset that should be valued. It should be noted that at the time NJJ was acquired Tricell expectation was that NJJ would achieve significant growth by entering into new contracts with new customers by the enhancement of Tricell's public image.

Form 8-K/A dated November 21, 2006

3. Management performed a review of the financial statements and noted no material differences to reconcile with US GAAP. As such, no reconciliation to US GAAP was included in the Form 8-K/A in accordance with Item 17 of Form 20-F. We will add the reconciliation to the filing to clarify this issue and state that there are no differences to reconcile with US GAAP.

4. The Form 8-K/A dated November 21, 2006 only included two years audited financial statements of Ace Telecom as the results of Ace Telecom for the 12 months ended June 30, 2006 had been included in Tricell's Form 10-K for the period from July 1, 2005 through December 31, 2005, and Tricell's Form 10-Q's for the periods ended March 31, 2006 and June 30, 2006, which were filed prior to the Form 8-K/A dated November 21, 2006. We will amend our filing accordingly by adding the third prior year of Ace Telecom.

Once we have closed all your outstanding comments we will be pleased to amend all the necessary filings as directed.

Phone: +44 (0)1260 291880
Fax +44 (0)1260 291881
Email: neil.pursell@tricellinc.com
Web: www.tricellinc.com